CONTACTS:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
                                                              (905) 267-4230 catherine.love@mdsinc.com

For Immediate Release:

MDS Announces Substantial Issuer Bid

TORONTO, Canada, February 19, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that the Company intends to make a Substantial Issuer Bid (the “offer”), pursuant to which the Company will offer to repurchase for cancellation up to between 40% and 46% of its outstanding Common Shares for an aggregate purchase price of up to US$450 million.

The offer will proceed by way of a “modified Dutch auction”, pursuant to which MDS shareholders may deposit all or a portion of their Common Shares (i) at a price of not less than US$8.10 and not more than US$9.30, in increments of US$0.05 per share; or (ii) without specifying a purchase price, in which case their Common Shares will be purchased at the purchase price determined in accordance with the offer.  When the offer expires, MDS will select the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase up to US$450 million of Common Shares. Shareholders will receive the purchase price in cash for Common Shares deposited at prices equal to or less than the purchase price, subject to proration in the event that the aggregate cost to purchase all of the Common Shares deposited at or less than the purchase price exceeds US$450 million.   All Common Shares purchased by the Company will be purchased at the same price.  All Common Shares deposited at prices higher than the purchase price will be returned to shareholders.

The offer is not conditional upon any minimum number of Common Shares being deposited; however, the offer is subject to certain other conditions.  Full particulars of the terms and conditions of the offer will be contained in the Offer to Purchase and Issuer Bid Circular and other related documents, which will be filed with applicable securities regulatory authorities in Canada and the United States and mailed to holders of Common Shares on or about February 19, 2010.  The offer will expire at 5 p.m. EDT on March 29, 2010, unless withdrawn or extended by the Company.

The Company has retained RBC Capital Markets as financial advisor and Dealer Manager in connection with the offer.

The Company’s Board of Directors believes that the purchase of Common Shares under the offer represents the most equitable and efficient means to distribute a portion of the proceeds from the sale of MDS Analytical Technologies to MDS shareholders, and is in the best interests of the Company and its shareholders.

As of February 19, 2010, MDS Inc. had 120,137,829 Common Shares outstanding.

Press Release for Informational Purposes Only
This press release is for informational purposes only, and does not constitute an offer to buy or the solicitation of an offer to sell any Common Shares. The solicitation and the offer to buy Common Shares will be made only pursuant to the separate Offer to Purchase and Issuer Bid Circular and other related documents. The Company will file the Offer to Purchase and Issuer Bid Circular and other related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO (including the Offer to Purchase and Issuer Bid Circular and other related documents) with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Tender Offer Statement, the Offer to Purchase and Issuer Bid Circular and the other related documents because they contain important information, including the various terms and conditions of the offer.  The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Common Shares.  The Tender Offer Statement will be available without charge at the SEC Website at www.sec.gov or by calling MDS at (905) 267-4222. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and the diagnosis and treatment of disease. MDS Inc. is a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, and pharmaceutical contract research.   MDS has more than 2,400 highly skilled people in nine countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates”, “estimates” “projects” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. Actual results could differ materially from those expressed in the forward-looking statements due to a number of factors, including, but not limited to, the ability to complete the planned sales of our MDS Pharma Services Early Stage operations in a timely manner, risks relating to obligations retained and projected adjustments with respect to such sales and their success as ongoing businesses, the Company’s ability to retain customers as a result of any perceived uncertainty related to the planned sales of our MDS Pharma Services Early Stage operations, the fact that our operations will be substantially reduced as a result of the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage operations, successful implementation of structural changes, including restructuring plans, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of MDS’s products and services, the ability to secure a reliable supply of raw materials, the impact of MDS’s clients exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, satisfaction of the conditions in the offer, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2009 filed with the SEC.

SOURCE: MDS